                                      [LOGO] WELLS ADVANTAGE
                                             FARGO FUNDS

                                               Wells Fargo Funds Management, LLC
                                                   525 Market Street, 12th Floor
                                                                   MAC A0102-120
                                                         San Francisco, CA 94105

                                                               November 19, 2009

                                                     Writer's Direct Dial Number
                                                                    415-396-8489

Via Edgar
Ms. Linda Stirling, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Wells Fargo Funds Trust (the "Trust") (Registration Nos. 333-74295; 811-09253) on behalf of Wells Fargo Advantage Allocation, Equity Gateway, and International Equity Funds (the "Funds")

Dear Ms. Stirling:

     In connection with the registration of the Trust under the Investment Company Act of 1940 (the "1940 Act"), and the issuance of securities by it under the Securities Act of 1933 (the "1933 Act"), and pursuant to 17 C.F.R. 230.485(a) (1), we are transmitting herewith for filing Post-Effective Amendment No. 142 to the Trust's Registration Statement under the 1933 Act and Amendment No. 143 under the 1940 Act on Form N-1A.

     This Post-Effective Amendment No. 142 is being filed pursuant Rule 485(a) under the 1933 Act in order to comply with the requirements of the Enhanced Disclosures and New Prospectus Delivery Option for Registered Open-end Investment Companies Release (Release Nos. 33-8998;) IC-28584; File No. S7-28-07), and to include a summary section at the front of the Funds' prospectuses. The filing also reflects the replacement of New Star Institutional Managers Limited, which formerly was the sole investment sub-adviser for the Wells Fargo Advantage International Core Fund and one of three sub-advisers for the Wells Fargo Advantage International Equity Fund, with Evergreen Investment Management Company, LLC. This replacement was first effective on an interim basis on March 2, 2009, and was subsequently approved by shareholders of these funds on July 1, 2009.

     If you have any questions or require additional information to assist you in your review of this filing, please contact the undersigned at (415) 396-8489.

                                    Very truly yours,


                                    /s/ Alexander Kymn
                                    --------------------------------------------
                                    Alexander Kymn
                                    Senior Counsel